
Mail Stop 3561

August 18, 2008

By Facsimile and U.S. Mail

Gonzalo Castro Olivera
Chief Financial Officer
Transportadora de Gas Del Sur S.A.
Don Bosco 3672
5th Floor
C1206ABF Buenos Aires
Argentina

> **Re: Transportadora de Gas Del Sur S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 16, 2008**
> **File No. 001-13396**

Dear Mr. Olivera:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls and Procedures, page 81
A. Disclosure Controls and Procedures, page 81

1.   In future filings if you choose to disclose the definition of the term disclosure controls and procedures in management's evaluation please include the entire definition of the term, as provided in Rule 13(a)-15(e) of the Securities Exchange Act of 1934. In future filings please clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the

reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. Alternatively you can omit the definition from your disclosure.

7. Regulatory Framework, page F-23
Expansion of the Gas Transportation System, page F-25

2.   With a view toward disclosures, please tell us and disclose your US GAAP accounting policy footnote 12 on reporting tariff revenues associated with the pipeline capacity expansion. Specifically clarify for us whether the reported revenues represent the net tariff revenue amounts retained by you after passing through the gas trust fund portion or they are reported on a gross basis. Please advise us how you consider the guidance under EITF 99-19 in determining net or gross reporting.

8. Common Stock and Dividends, page F-26

3.   Please advise us and disclose the pertinent rights and the privileges of Class A and B Common Shares here, or in footnote 12, as applicable. See paragraph 4 of SFAS No. 129.

12. Differences between Argentine GAAP and US GAAP
II. Additional disclosure requirements
c) Comprehensive Income, page F-37

4.   We note your disclosure of the amortization of costs on interest rate lock agreements in other comprehensive income table. Tell us the nature of the derivative instruments "interest rate lock agreements" including the related hedge objectives and strategies and the underlying notional amounts. If material, please provide full disclosure in accordance with paragraphs 44 and 45 and SFAS 133.

e) Deferred Income Taxes, page F-38

5.   Refer to the income tax expense reconciliation. Tell us the drivers behind the significant change in valuation allowance in 2006 and 2005 as compared to 2007.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief